EXHIBIT 99.33


                             MATERIAL CHANGE REPORT
                        UNDER NATIONAL INSTRUMENT 51-102

1.   Reporting Issuer

     Glencairn Gold Corporation
     6 Adelaide Street East, Suite 500
     Toronto, Ontario
     M5C 1H6

2.   Date of Material Change

     August 13, 2004

3.   Press Release

     A press release with respect to the material change referred to in this report was issued on August 13, 2004 and subsequently filed on SEDAR.

4.   Summary of Material Change

     Glencairn Gold Corporation (the "Company") announced discovery of a new zone of mineralization on the Limon Mine concession in Nicaragua.

5.   Full Description of Material Change

     The Company announced that drilling on the Limon Mine concession in Nicaragua has intersected 15.8 metres grading 7.7 grams per tonne (g/t) in what appears to be an entirely new zone of mineralization, approximately 400 metres from the nearest mine workings.

     The discovery hole intersected a total of five veins within a 48-metre interval with the final vein intersection extending from 392.58 metres down the hole to 408.38 metres. (See table, below, for details). The first followup hole will be drilled on the same section but 60 metres above this hole to determine the dip of the vein, and subsequent holes will be drilled at 60-metre lateral intervals to determine the strike length.

Intersections from the discovery hole are as follows:

Hole #      From - To               Core Length       Gold Grade     Check Assay
            (metres) (metres)       (metres)          (g/t)          (g/t)

3211       360.71 - 362-71             2.00              3.9            3.8
           372.40 - 373.10             0.70              4.9            3.2
           376.75 - 381.30             4.55              4.3            4.5
           386.18 - 387.50             1.32              4.2            3.7
           392.58 - 408.38            15.80              7.7            7.4

     The true width of the zone cannot be determined without the completion of at least two more holes. The longest intercept of mineralization is at a vertical depth of approximately 300 metres below surface.

     The hole was collared to test the extension of the Talavera mine trend to the southwest. This trend correlates with a ridge of silicification and clay alteration that indicates at least 1000 metres of exploration potential beyond the mine area and the result of hole 3211 clearly demonstrate the prospectivity of this trend.

     The Limon Mine has been in continuous production since 1941, producing almost three million ounces of gold. During that time ore has been extracted from three distinct zones or vein systems, each zone producing about one million ounces. Talavera, where current mining operations produce about 1,000 tonnes of ore per day, is 4.5 kilometres west of the Limon mill. The average grade of current ore reserves at Talavera is 6.1 g/t.

     Exploration is continuing on several other targets on the 120-square kilometre Limon mining concession, including the Santa Rosa target.

     SAMPLING, ASSAYING AND QUALITY CONTROL

     Samples are taken as half of the sawn core. The Company's on-site Limon Mine laboratory is used for sample preparation and assaying. None of the gold assays reported above have been cut. Individual samples that make up the intervals reported above consist of gold values varying from 1.7 to
     18.0 g/t within no single assay unduly influencing the composited interval grade.

     The Limon Mine laboratory uses normal industry procedures. A separate crushing and pulverizing circuit is reserved for, and was used for, these exploration samples. Core samples were crushed to pass 10-meshsize sieve, a 1/4 split was then pulverized to have greater than 90% pass the
     200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. The Limon laboratory uses a one-assay ton aliquot (a 29.2 gram sub-sample) for fire assaying and a gravimetric finish to determine gold concentration.

     Internal quality control programs include the use of blanks, duplicates, standards and internal check assaying. The internal check assays completed to date are reported above for comparison. External check assays are routinely performed at ACME Analytical Laboratories of Vancouver, B.C., Canada, with check samples submitted independently by the exploration group and the lab manager. External check assays of the specific data reported herein are pending preparation of duplicates samples and shipment to Canada.

     QUALIFIED PERSON

     Mr. Michael Gareau, P. Geo. and Vice President of Exploration for the Company, is the Qualified Person as defined by National Instrument 43-101. The drilling program is being conducted under Mr. Gareau's supervision. The Limon laboratory certificates and the results reported herein were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this material change report.

6.   Reliance on Subsection  7.1(2) or (3) of National  Instrument  51-102

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Executive Officer

     For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

     DATED at Toronto, Ontario this 16th day of August, 2004.


                                   GLENCAIRN GOLD CORPORATION

                                   Per:  "Lorna MacGillivray"
                                          --------------------------------------
                                          Lorna MacGillivray
                                          Corporate Secretary & General Counsel